DLA Piper LLP (us) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

February 14, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Ajay Koduri, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Joe Kempf, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated

Registration Statement on Form S-1

Filed January 31, 2014

File No. 333-193692

Ladies and Gentlemen:

On behalf of Coupons.com Incorporated (the “Company”), we submit this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 7, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with Commission on January 31, 2014. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement. We are also sending a hard copy of this letter and Amendment No. 1 to the Registration Statement, including a version that is marked to show changes to the Registration Statement.

Amendment No. 1 to the Registration Statement is being filed in response to the February 7, 2014 comment letter of the Staff regarding the Registration Statement and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Registration Statement.

Overview, page 1

1.	We note that you completed an acquisition of a privately-held company in January 2014. Tell us how you determined the value of this acquisition in light of the proposed offering and your consideration of whether or not financial statements of the acquired company are required in this Form S-1 in accordance with Rule 3-05 of Regulations S-X.

Division of Corporation Finance

February 14, 2014

Page Two

Response: The Company valued the total purchase consideration at $10.1 million, which was calculated by multiplying 2,500,000 shares of the Company’s common stock issued in the acquisition by the fair value of the Company’s common stock at the date of the acquisition of $4.02 per share. The $4.02 per share was determined by a valuation performed by the Company and a third party valuation firm as of December 31, 2013.

Pursuant to Rule 3-05(b)(4) of Regulation S-X, based upon the Company’s calculations derived from the Company’s and Yub, Inc.’s latest available annual financial statements, Yub, Inc.’s financial statements may be omitted from the Registration Statement because Yub, Inc. did not exceed any of the conditions of significance in the definition of “Significant Subsidiary” in Item 1-02 of Regulation S-X at the 20 percent level:

•	under the investment test pursuant to Rule 1-02(w)(1) of Regulation S-X, the percentage represented by investment of the Company in Yub, Inc. was 8%;

•	under the asset test pursuant to Rule 1-02(w)(2) of Regulation S-X, the percentage represented by the Company’s proportionate share Yub, Inc. of total assets of the Company was less than 1%; and

•	under the income test pursuant to Rule 1-02(w)(3) of Regulation S-X, the percentage represented by the Company’s equity in the income or net loss of Yub, Inc. was 2%.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Division of Corporation Finance

February 14, 2014

Page Three

Cc:	Steven R. Boal (Coupons.com Incorporated)

Mir Aamir (Coupons.com Incorporated)

Richard Hornstein (Coupons.com Incorporated)

Michael Torosian (DLA Piper LLP (US))

Eric Jensen (Cooley LLP)

John McKenna (Cooley LLP)